U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 28, 2005

TRAMFORD INTERNATIONAL LIMITED

34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces Change of Independent Director

HONG KONG — April 28, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced today the appointment of Mr. Ni Ye Zhong to replace Zhu Xiao Hui as Independent Director and Audit Committee member pursuant to a resolution passed in the Company’s board meeting held on April 28, 2005.

On April 25, 2005, Mr. Zhu Xiao Hui tendered his resignation from the Independent Director and Audit Committee member of the Company for avoidance of conflict of interests, after the recent appointment of his law firm as one of the company’s counsel by Beijing Holdings Limited, the 80.63% shareholder of the Company. His resignation was accepted by the Board and Mr. Ni Ye Zhong was then nominated and was approved by the Company’s Board to fill the vacancies. The Company confirmed that, except as stated above, there is no other matter that needed to be brought to the attention of shareholders of the Company in relation to Mr. Zhu’s resignation. The Board of Directors took this opportunity to express their appreciation for Mr. Zhu’s valuable contribution to the Company.

Mr. Ni was a partner of the Kingson Law Firm, one of the top law firms in China. He graduated from the Law School of the Beijing University in 1990 and was experienced in legal services for bankruptcy, derivatives and financial instruments. Mr. Ni had been appointed in 1999 as one of the lead attorneys for the liquidation of the Guangdong International Trust & Investment Company, the largest bankruptcy case of financial institution in the Chinese history.

Following the change, the directors of the Company as at the date of this announcement were as follows: -

Executive Directors:

Zhao Chang Shan, Jeff Qian, Michael Siu

Independent Directors

Peter Fu, Ni Ye Zhong, Yu Xiang Dong, L. C. Wan

About Tramford

Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus.

Contact:	Tramford International Limited Michael Siu, 852-21056253 Email: michaelsiu@behl.com.hk
Source:	Tramford International Limited

SIGNATURE

     Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Dated: April 28, 2005
By:	/s/ Michael Siu
	Name:	Michael Siu
	Title:	Executive Director Chief Financial Officer Company Secretary